April 28, 2025

John C.M. Farquhar
Chief Executive Officer
Heartflow, Inc.
331 E. Evelyn Avenue
Mountain View, CA 94041

       Re: Heartflow, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted April 18, 2025
           CIK No. 0001464521
Dear John C.M. Farquhar:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 10, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Risk Factors
We face risks associated with a concentrated customer base., page 23

1. We note your response to comment 5. Please revise to explain how "the decision-
       making function for some of [your] accounts is concentrated in a relatively small number of customers," and advise whether you expect new accounts to come from current or new customers going forward. Please also clarify how you determine an account is "new," given your disclosure that decision-making for accounts is concentrated in a relatively small number of customers.
 April 28, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of our results of operations, page 84

2. We note your revised disclosure that "new accounts generally take 12 months to reach steady state revenue case volumes." Please revise to clarify the case volumes you consider to be "steady state," and explain the significance of this fact to your business and operations.
3. You disclose that "[r]evenue cases generated from clinic or office-based accounts typically carry a lower pricing than hospital-based accounts, commensurate with their lower reimbursement levels," and that you "expect the percentage of [y]our revenue cases generated from clinic or office-based accounts to increase over time." You also disclose that your revenue has fluctuated, and you expect it to continue to fluctuate based on, among other things, changes in the mix of customer accounts. To provide context for investors regarding your pricing, revenue, and customer mix, please clarify the percentage of your installed base attributable to clinic or office-based accounts compared to hospital-based accounts for the financial periods presented in the filing.
Results of operations, page 86

4. We note your revised analysis of revenue in response to comment 6. As requested, please quantify the impact the three factors discussed had on revenue for fiscal year
       2024 as compared to fiscal year 2023. Refer to Item 303(b)(2) of Regulation S-K and
       Section 501.12.b.3. of the Financial Reporting Codification (i.e., Release 33-8350,
       Section III.B.3.) for guidance.
5. We note your disclosure on page 88 that "[t]he gross margin increase during the year ended December 31, 2024 was primarily driven by increased revenues and through the launch of a major new algorithm that significantly increased the automation of
       manual components of the production teams    process, which lowered the
cost of
       revenue per analysis." Please revise to briefly discuss the new algorithm. Further, as requested in comment 7, please quantify the impact the increase in revenue and the launch of a new algorithm had on the increase in gross margin for fiscal year 2024 compared to fiscal year 2023. Refer to Item 303(b)(2) of Regulation S-K and Section
       501.12.b.3. of the Financial Reporting Codification (i.e., Release 33-8350, Section
       III.B.3.) for guidance.
Liquidity and capital resources
Sources of liquidity, page 89

6. We note in response to comment 8 that you intend to disclose your cash balance as of
       March 31, 2025. In addition, please expand your disclosures to provide investors with a discussion of the material factors that have impacted and will continue to impact your liquidity from a short-term and long-term perspective. Specifically, we note that as of December 31, 2024 in comparison to December 31, 2023, when you concluded that there was substantial doubt about your ability to continue as a going concern, your working capital has decreased, the degree to which total liabilities exceeds total
       assets has increased, total stockholders    deficit has increased, you
continue to
       recognize loss from operations and net loss, and that you expect to "continue to incur losses and expend significant amounts of cash in the foreseeable future." This
 April 28, 2025
Page 3

       discussion should bridge the gap between these negative factors and your conclusion that your cash balance is sufficient to meet all of your cash obligations within the next
       12 months and explain how you intend to address your ongoing liquidity needs over the long-term and the implications if you are unable to meet those long-term liquidity needs. Refer to Item 303(b)(1) of Regulation S-K and Section 501.13 of the Financial
       Reporting Codification (i.e., Release 33-8350, Section IV) for guidance. Business
Our Heartflow FFRCT Analysis, page 120

7. We note your response to comment 9. Please tell us how the PRECISE trial supports your disclosure that NITs are inaccurate a majority of the time, and often result in either missed CAD diagnoses or unnecessary invasive procedures, and revise your disclosure accordingly.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Ryan Coombs, Esq.